SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13G*
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                 Amendment No. __

                           WIRE ONE TECHNOLOGIES, INC.

                                (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  926707100
                                (CUSIP Number)

                                June 15, 2001
            (Date of event which requires filing of this statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)




----------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                            Peconic Fund, Ltd.
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,021,428 shares of Common Stock Warrants to purchase up to 250,250 shares of Common Stock /1/

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                      See Row 6 above.
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                            See Row 6 above.
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                           [ ]
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

               Approximately 5.5% as of the date of filing of this statement. (Based on 17,317,544 shares of Common Stock issued and outstanding as of April 20, 2001, plus the shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock then outstanding and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON ** CO
------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

            ** SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

               Ramius Capital Group, L.L.C.
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ** (a) [X]
               (b) [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                             -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

                    1,021,428 shares of Common Stock Warrants to purchase up to 250,250 shares of Common Stock /1/

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 See Row 6 above.
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 See Row 6 above.
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                           [ ]
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                    Approximately 5.5% as of the date of filing of this
                    statement. (Based on 17,317,544 shares of Common Stock
                    issued and outstanding as of April 20, 2001, plus the shares of Common Stock issuable upon the conversion of the Series A
                    Convertible Preferred Stock then outstanding and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON ** IA
------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                           C4S & Co., L.L.C.
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,021,428 shares of Common Stock Warrants to purchase up to 250,250 shares of Common Stock /1/

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 See Row 6 above.
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 See Row 6 above.
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                           [ ]
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                    Approximately 5.5% as of the date of filing of this
                    statement. (Based on 17,317,544 shares of Common Stock
                    issued and outstanding as of April 20, 2001, plus the shares of Common Stock issuable upon the conversion of the Series A
                    Convertible Preferred Stock then outstanding and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON ** OO
------------------------------------------------------------------------

1/ See Footnote 1 in Item 4.

                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                            Peter A. Cohen
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,021,428 shares of Common Stock Warrants to purchase up to 250,250 shares of Common Stock /1/

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 See Row 6 above.
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 See Row 6 above.
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                    [ ]
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                    Approximately 5.5% as of the date of filing of this
                    statement. (Based on 17,317,544 shares of Common Stock
                    issued and outstanding as of April 20, 2001, plus the shares of Common Stock issuable upon the conversion of the Series A
                    Convertible Preferred Stock then outstanding and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON ** IN
------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                            Morgan B. Stark
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,021,428 shares of Common Stock Warrants to purchase up to 250,250 shares of Common Stock /1/

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 See Row 6 above.
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 See Row 6 above.
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                    [ ]
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                    Approximately 5.5% as of the date of filing of this
                    statement. (Based on 17,317,544 shares of Common Stock
                    issued and outstanding as of April 20, 2001, plus the shares of Common Stock issuable upon the conversion of the Series A
                    Convertible Preferred Stock then outstanding and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON ** IN
------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

              ** SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                           Thomas W. Strauss
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,021,428 shares of Common Stock Warrants to purchase up to 250,250 shares of Common Stock /1/

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 See Row 6 above.
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 See Row 6 above.
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                    [ ]
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                    Approximately 5.5% as of the date of filing of this
                    statement. (Based on 17,317,544 shares of Common Stock
                    issued and outstanding as of April 20, 2001, plus the shares of Common Stock issuable upon the conversion of the Series A
                    Convertible Preferred Stock then outstanding and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON ** IN
------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

(a)  Name of Issuer

            Wire One Technologies, Inc.

(b)  Address of Issuer's Principal Executive Offices:

            225 Long Avenue
            Hillside, New Jersey 07205

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


           Peconic Fund, Ltd.
           c/o Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship:  Cayman Islands

           Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship:  State of Delaware

           C4S & Co., L.L.C.
           c/o Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship:  State of Delaware

           Peter A. Cohen
           c/o Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship:  United States

           Morgan B. Stark
           c/o Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship:  United States

           Thomas W. Strauss
           c/o Ramius Capital Group, L.L.C.
           666 Third Avenue, 26th Floor
           New York, NY 10017
           Citizenship:  United States


(d)  Title of Class of Securities
            Common Stock, Par value $.0001 Per Share

(e)  CUSIP Number      926707100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]



Item 4.     Ownership

(a)  Amount Beneficially Owned

     1,021,428 shares of Common Stock

     Warrants to purchase up to 250,250 shares of Common Stock /1/


(b)  Percent of Class

     Approximately 5.5% as of the date of filing of this statement. (Based on 17,317,544 shares of Common Stock issued and outstanding as of April 20, 2001, plus the shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock then outstanding and exercise of the Warrants referred to in Item (a) above.)

(c)  Number of shares as to which such person has:
      (i) sole power to vote or to direct the vote
             0

     (ii) shared power to vote or to direct the vote
             See item (a) above.

    (iii) sole power to dispose or to direct the disposition of
             0

     (iv) shared power to dispose or to direct the disposition of See item (a) above.

/1/ The Reporting Persons can exercise the warrant at any time prior to and including June 14, 2005 (subject to extension under certain circumstances) of warrants (the "Warrants") to purchase up to 250,250 shares of Common Stock. The exercise price of the Warrants is $10.50 (subject to adjustment to prevent dilution). The Warrants were issued on June 14, 2000.

Pursuant to the terms of the Warrants, the warrants can be exercised by any holder only to the extent that the number of shares of common stock issuable thereunder, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unexercised warrants), would not exceed 4.99% of the then outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934.


Item 5.  Ownership of Five Percent or Less of a Class

                       Inapplicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                       Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                       See Item 2 above.

Item 8.  Identification and Classification of Members of the Group

                       Inapplicable

Item 9.  Notice of Dissolution of Group

                       Inapplicable

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.


                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 5th day of July, 2001

Peconic Fund, Ltd.
By: Ramius Capital Group, L.L.C.
By: C4S & Co., L.L.C.
as Managing Member
By: Morgan B. Stark
as Managing Member


By: /s/Morgan B. Stark
    -------------------------------------



Ramius Capital Group, L.L.C.
By: C4S & Co., L.L.C.
as Managing Member
By: Morgan B. Stark
as Managing Member

By: /s/Morgan B. Stark
    -------------------------------------




C4S & Co., L.L.C.
By: Morgan B. Stark
as Managing Member

By: /s/Morgan B. Stark
    -------------------------------------




Peter A. Cohen

By: /s/Peter A. Cohen
    -------------------------------------



Morgan B. Stark

By: /s/Morgan B. Stark
    -------------------------------------



Thomas W. Strauss

By: /s/Thomas W. Strauss
    -------------------------------------